The Investment Company Act of 1940, as amended (the 1940 Act), the law that regulates mutual funds, requires an investment advisory agreement between an investment adviser and a fund to terminate whenever there is a change in control of the investment advisor. After an investment advisory agreement terminates, shareholders are required to approve a new investment advisory agreement between an investment advisor and the fund.

The Advisor is owned entirely by Rydex Holdings, Inc., which is a wholly-owned subsidiary of Rydex NV, Inc. Rydex NV, Inc. is owned by various trusts controlled by the Viragh family (the Viragh Family Trust). On June 28, 2007,
 Security Benefit Corporation and Security Benefit Life Insurance Company (together, Security Benefit) entered into a Purchase and Sale Agreement with Rydex NV, Inc. and ICT Holdings, LLC (Rydex) pursuant to which Security Benefit will acquire 100% of the outstanding common stock and other equity interests of Rydex (the Transaction). Once completed, the Transaction will result in a change of control of Rydex Holdings, Inc. and, ultimately, the Advisor. The change of control of the Advisor, in turn, will result in the termination of each of the investment advisory agreements between the Advisor and the Trusts, as well as the investment sub advisory agreement between the Advisor and CLS Investment Firm, LLC (CLS), the sub advisor to the CLS AdvisorOne Amerigo Fund, CLS AdvisorOne Clermont Fund, and
CLS AdvisorOne Berolina Fund (the Sub advised Funds) of the Rydex Variable Trust (each, a Current Agreement).

At a Special Meeting of the Boards of Trustees of each Trust (the Board) held on July 10, 2007, the Board considered and voted in favor of a new investment advisory agreement for each Trust, and a new investment sub advisory agreement between the Advisor and CLS for the Sub advised Funds, (each, a New Agreement) pursuant to which, subject to its approval by each Funds shareholders, the Advisor will continue to serve as investment adviser to each Fund, and CLS will continue to serve as investment sub advisor to the Sub advised Funds, after the completion of the Transaction. The Advisors fee rates for its services to the Funds under each New Agreement will be the same as its fee rates under the corresponding Current Agreement (the Advisor is responsible for the payment of fees to CLS for services it performs for the Sub advised Funds). The other terms of the New Agreements will also be identical in all material respects to those of the Current Agreements.

At a Special Joint Meeting of Shareholders, initially held on October 4, 2007, shareholders of record have been asked to consider and act on the following proposal:

The approval of a new investment advisory agreement between Rydex Series Funds and PADCO Advisors, Inc.

PADCO Advisors, Inc. and PADCO Advisors II, Inc. collectively do business as Rydex Investments.